

September 5, 2013

Jay Etheridge
Chief Financial Officer
Confederate Motors, Inc.
2222 5th Avenue South
Birmingham, AL 35233

> **Re: Confederate Motors, Inc.**
> **Form 10-K for the year ended December 31, 2012**
> **Filed April 16, 2013**
> **File No. 000-52500**

Dear Mr. Etheridge:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Notes to Consolidated Financial Statements
Note 15 – Going Concern Considerations, page 25

1. We note that management is of the opinion that the substantial doubt regarding your ability to continue as a going concern has been mitigated. The related disclosure states that you have minimal debt obligations of $18,737 in notes payable and $2,405 in lease obligations which results in negligible debt service payments. In this regard, please revise your disclosure to address how you considered the following items in reaching your conclusion that the substantial doubt regarding your ability to continue as a going concern has been mitigated:
    - The delinquent final payment of $275,000 due to Mr. Terny under the Settlement Agreement discussed on page 23.
    - The remaining registration rights liability of $175,500 discussed in Note 5 on page 11 of your Form 10-Q for the quarterly period ended June 30, 2013.

2. As a related matter, please revise the Liquidity and Capital Resources section of your MD&A to include a discussion of these items and how you expect to satisfy these obligations. In this regard, we note the February 2013 offering disclosed in Note 5 on page 9 of your Form 10-Q for the quarterly period ended June 30, 2013. However, this disclosure indicates that no shares have been issued in connection with the offering.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Amy Geddes at 202-551-3304 or me at 202-551-3211 if you have questions regarding comments on the financial statements, related matters, or any other questions.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief